EXHBIT 95

Mine Safety Disclosure

The following information relates to 2011. The Company was issued four citations for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act of 1977.  The total dollar value of proposed assessments from the Mine Safety and Health Administration under such Act was $427.  No orders were issued under section 104(b) or 107(a), no citations or orders were issued under section 104(d) and there were no violations under section 110(b)(2). There were no mine-related fatalities. No written notice from the Mine Safety and Health Administration of: a pattern of violations or the potential to have such a patter was received. There were no pending legal actions before the Federal Mine Safety and Health Review Commission.